Culmination Brewing Company

STATEMENT OF CASH FLOWS
January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-25,153.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-7,409.55
12200 Inventory Asset:Brewery Finished Goods Inventory	-12,345.32
12250 Inventory Asset:Brewery Inprocess Inventory	-6,150.00
13001 Inventory Asset:Brewery Raw Ingredient Inventory	-19,224.77
16020 Fixed Assets:Equipment	-9,203.03
16030 Fixed Assets:Computer	-1,518.00
19050 Accumulated Amortization of Other Assets	8,101.00
20000 Accounts Payable	-15,324.05
22000 AMEX 92001/93009/95004	7,174.62
22015 Capital One XXX2367	-7,149.96
22020 xPRODUCTION Amex	-13,450.68
25000 Columbia Bank Loan 7325	-55,280.17
25010 BCG Contributions to CBC	-52,182.71
26009 Loan Payable Ruse	-3,454.26
27000 Keg Deposits	660.00
30015 Owner Contribution to CBC	-750.00
SK-Gift Card Liability	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-187,506.88**
Net cash provided by operating activities	**$ -212,660.60**
INVESTING ACTIVITIES	
16040 Fixed Assets:Leasehold Improvements	-14,854.09
17000 Fixed Assets:Accumulated Depreciation	87,539.00
12030 Pre Paid Hops	23,454.85
18000 Security Deposit	-1,648.00
18011 Shareholder Loan Sluiter	-87,605.42
Net cash provided by investing activities	**$6,886.34**
FINANCING ACTIVITIES	
25020 Notes Payable Key Bank Equipment	-21,048.65
26006 Notes Payable Lenoci	-5,332.68
30020 Owner Capital Contribution	402,893.25
30051 Acc Dep Investor Capital Tomas Sluiter	-30,865.18
30210 Owner Distributions	-2,609.94
Treasury Stock	-127,167.32
Net cash provided by financing activities	**$215,869.48**
NET CASH INCREASE FOR PERIOD	**$10,095.22**
Cash at beginning of period	10,737.88
CASH AT END OF PERIOD	**$20,833.10**